FORM 4
             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

_____     Check here if no longer subject to Section 16.
          Form 4 or Form 5 obligations may continue.
          See Instructions l(b).

1.   Name and Address of Reporting Person:
          WILLIAM F. GRIFFIN
          10938 Blue Roan Road
          Oakton  VA   22124

2.   Issuer Name and Ticker or Trading Symbol

          ELECTROSOURCE, INC.,     ELSI

3.   IRS or Social Security Number of Reporting Person (Voluntary)

          ###-##-####

4.   Statement for (Month/Year)

          January 1997

5.   If Amendment, Date of Original (Month/Year)

          N/A

6.   Relationship of Reporting Person to Issuer (Mark all applicable)

     Yes ___   No ___    Director
     Yes ___   No ___    10% Owner
     Yes  X    No ___    Officer (give title below)
     Yes ___   No ___    Other (specify below)

     Vice President

  TABLE I - Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3):
          Common Stock, $1.00 par value
2.   Transaction Date (Month/Day/Year):
          1/17/1997
3.   Transaction Code (Instruction 8):
     A.   Code:     P
     B.   V:        V
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
     A.   Amount:        7,619
     B.   Acquired (A) X      Disposed of (D)____
     C:   Price:         $6.5625
5.   Amount of Securities Beneficially Owned at End of Month
     (Instructions 3 and 4):
          8,719
6.   Ownership Form Direct (D) or Indirect (I) (Instructions 3 and 4):
          Direct
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3):
          Warrants
2.   Conversion or Exercise Price of Derivative Security:
          $7.56
3.   Transaction Date (Month/Day/Year):
          1/17/1997
4.   Transaction Code (Instruction 8):
     A.   Code:     P
     B.   V         V
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
     A.   Acquired (A):       50,000
     B.   Disposed of (D):    None
6.   Date of Exercisable and Expiration Date (Month/Day/Year):
     A.   Date Exercisable:   Upon request of holder
     B.   Expiration Date:    1/17/1999
7.   Title and Amount of Underlying Securities (Instructions 3 and 4):
     A.   Title:         Common Stock, $1.00 par value
     B.   Amount or Number of Shares         50,000
8.   Price of Derivative Security (Instruction 5):
     The Warrants to purchase Common Stock were granted with no additional cost in combination with the participation in a private placement on the basis of one Warrant for each
     dollar invested in the purchase of Common Stock.
9. Number of Derivative Securities Beneficially Owned at End of Month (Instruction 4):
          85,000
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A
Explanation of Responses:
          None

     /s/
William F. Griffin
Date:  January 27, 1997